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                September 26, 2011

VIA EDGAR AND EMAIL TRANSMISSION

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-6010

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VIENNA

RE:	Transatlantic Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on September 14, 2011 by Validus Holdings, Ltd. et al.
File No. 001-10545

Dear Mr. Orlic:

On behalf of Validus Holdings, Ltd. (the “Company” or “Validus”), we hereby submit responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing as set forth in your letter dated September 22, 2011 (the “Comment Letter”).  Additionally, the Company files herewith, via EDGAR, Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A originally filed with the Commission on September 14, 2011 (the “Consent Statement”).  In addition to responding to the comments, the Consent Statement has been updated to reflect facts and events occurring since the filing of the Consent Statement.  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below and immediately following each comment is the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in the Consent Statement.

General

1.         Your disclosure regarding nominees to the Transatlantic board of directors involves your proposed merger. Accordingly, Note A to Schedule 14A requires the provision of information called for by Item 14 of Schedule 14A, but we cannot locate certain of this information, including a summary of the Validus Transaction Proposal and the information called for by the following provisions of Form S-4: Item 3(d)-(i); Item 4(a)(4)-(5); and Parts B and C. Please direct us to disclosure that you believe satisfies these obligations, revise your disclosure to include this information, or give us your analysis as to why you believe that this information is not required.

Response:  Validus respectfully submits to the Staff that the Item 14 and Form S-4 disclosure referenced by the Staff is not required by Schedule 14A to be included in the Consent Statement in connection with the current consent solicitation.  The consent solicitation relates solely to Validus’ proposals to amend Transatlantic’s By-Laws, remove the current members of the Transatlantic Board and to elect the Nominees to the Transatlantic Board.  In addition, to the extent that Transatlantic stockholders are provided with any opportunity to vote on the Validus Merger Offer, Validus (and/or Transatlantic) will provide Transatlantic stockholders with a separate disclosure document which will contain all of the information required by Item 14 of Schedule 14A and, if applicable, Form S-4.  Validus also notes to the Staff that it has mailed an offer to exchange/prospectus to Transatlantic stockholders regarding the Validus Exchange Offer and has on file with the Commission an effective registration statement on Form S-4 with respect thereto.

Validus notes to the Staff that Validus included pro forma financial information regarding the Validus Merger Offer and Validus Exchange Offer in the Consent Statement in order to provide disclosure on a basis consistent with certain comments previously received by Validus from the Staff (see, e.g., Comment #3 of the Staff’s letter dated July 28, 2011 regarding Validus’ Preliminary Proxy Statement on Schedule 14A filed on July 20, 2011 and Comment #9 of the Staff’s letter dated July 28, 2011 regarding, among other matters, Validus’ Preliminary Proxy Statement on Schedule 14A filed on August 12, 2011).

2.         While you disclose that a merger with Validus may not be consummated even if your nominees are elected to the board of directors, you do not disclose the risks associated with this outcome. Please clearly describe the consequences for security holders if a merger with Validus or another party is not consummated and security holders are left with a board of directors limited to your three nominees, only one of whom appears to have relevant industry experience.

Response:  Validus notes to the Staff that the election of new directors of the Transatlantic Board would not have any impact on Transatlantic’s day-to-day operations.  The role of the board of directors of a Delaware corporation, such as Transatlantic, is to oversee management who is in turn responsible for its day-to-day operations.  As reflected in the Nominees’ background and experience set forth in the Consent Statement, they are all highly qualified and have previous experience serving on the boards of directors of public companies.  On that basis, Validus does not believe that the election of the Nominees, or the Nominees’ background and experience, presents any particular operating risks to Transatlantic beyond those risks that have been disclosed by Transatlantic in the risk factors described in Part I, Item 1A of its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and elsewhere in its reports pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Validus is not aware of any reason that the independent Nominees could not continue to carry on the activities of the Transatlantic Board, including the review of any alternative that the Nominees believe is in the best interests of Transatlantic and its stockholders.

Validus has included revised disclosure on page 21 of the Consent Statement regarding the role of the Transatlantic Board and advising stockholders of the risks of an investment in Transatlantic, and that stockholders should read Transatlantic’s disclosure regarding these risks.

3.         Please revise to indicate in the second full paragraph on page iii that you do not intend that the consent solicitation statement be an offer to tender shares.

Response:  Validus has revised the disclosure on page iii of the Consent Statement in response to the Staff’s comment.

4.         Please update your disclosure to reflect recent developments, including termination of the merger agreement between Allied World and Transatlantic and recent litigation developments. In this regard, disclosures regarding the superiority of your proposal to that of Allied World no longer appear to be relevant.

Response:  Validus has revised the disclosure in the Consent Statement in response to the Staff’s comment.

5.             Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the following:

•                  your proposals are in the “best interests” of Transatlantic security holders;

•                  one or the other of your proposed transactions “will be pursued to completion;”

•                  each proposal “will become effective;” and

•                  that the current board of directors has been “asserting barriers designed to prevent Transatlantic from entering into good faith discussions with Validus.”

Response:  Validus acknowledges the Staff’s comment.  Validus’ specific response to each of the individually bulleted items is set forth below.

First bullet of comment 5:  Validus has revised the disclosure on pages ii, 1 and 14 of the Consent Statement in response to the Staff’s comment.

Second bullet of comment 5:  Validus has revised the disclosure on page iii of the Consent Statement in response to the Staff’s comment.

Third bullet of comment 5:  Validus notes to the Staff that this disclosure is intended to state the approval requirements under the DGCL for each of the Proposals to become effective.  Validus has clarified the disclosure on page iii of the Consent Statement in response to the Staff’s comment.

Fourth bullet of comment 5:  Since July, Transatlantic and the Transatlantic Board have justified their decision not to enter into a confidentiality agreement and discussions with Validus at various times on different bases, including that they were prohibited from doing so under the terms of Transatlantic’s merger agreement with Allied World (which was terminated on September 16, 2011).  Accordingly, Validus believes that it has a factual basis for its opinion regarding the nature of the Transatlantic Board’s actions.  Validus notes to the Staff that, on September 23, 2011, Transatlantic and Validus entered into a mutual confidentiality agreement and the Consent Statement has been updated to reflect this development.

Proposal 1 — Amend the Bylaws…, page 14

6.         Please add markings to Proposal 1 as it appears on the bottom of page 14.

Response:  Validus has revised the disclosure on page 16 of the Consent Statement in response to the Staff’s comment.

Proposal 2 — Repeal Subsequent Amendments to the Bylaws…, page 15

7.         Your disclosure implies that this proposal will operate to repeal only those bylaw amendments adopted by the board of directors, but the proposal itself appears to operate to repeal any bylaw amendments (other than the amendment contemplated by Proposal 1), whether adopted by the board of directors or the security holders of Transatlantic. Please revise this disclosure to clearly state that you are seeking authority to repeal any bylaws adopted by the shareholders after July 28, 2011 (other than those contemplated by Proposal 1). Please also advise us of the additional disclosures you expect to provide if the board of directors amends the bylaws prior to effectiveness of the consents you seek.

Response:  Validus has revised the disclosure on page 18 of the Consent Statement in response to the Staff’s comment to clarify that Proposal 2 (now Proposal 3) could result in the repeal of amendments to the Bylaws adopted by Transatlantic stockholders after July 28, 2011 (other than those contemplated by Proposal 1 and new Proposal 2).  Validus cannot speculate on possible future amendments that could be made to the Bylaws by the Transatlantic Board or Transatlantic stockholders.  However, in the event that any such amendment is made, Validus will amend or supplement its disclosure in the Consent Statement accordingly.

Proposal 3 — Removal of Directors…, page 15

8.         You state in several places that if fewer than five current directors are removed pursuant to Proposal 3, your nominees will not alone be able to cause Transatlantic to take any action. Please disclose how your nominees will take any action unless exactly two current directors remain on the board. If one or no current directors remain, the board would not appear to have sufficient members to constitute a quorum. If three current directors remain, your nominees and the current directors would appear to be deadlocked. If four or more current directors remain, your nominees would constitute a minority of the board.

Response:   Validus has revised the Consent Statement on pages 17 and 19 and the form of BLUE consent card to include two additional proposals to be considered by Transatlantic stockholders.  The effect of the first proposal (described in the Consent Statement as “Proposal 2”) would be to amend Transatlantic’s Bylaws to permit stockholders to set the size of the Transatlantic Board.  The effect of the second proposal (described in the Consent Statement as

“Proposal 6”) would be to set the size of the Transatlantic Board following any removal of directors pursuant to Proposal 4 (formerly Proposal 3) and election of Nominees pursuant to Proposal 5 (formerly Proposal 4) as the number of directors then constituting the Transatlantic Board immediately following such actions.

9.         Please disclose the effect of the existing vacancy on your proposal. If, for instance, only two current directors are removed, disclose whether you believe all three of your nominees would join the board of directors.

Response:  Validus refers the Staff to its response to comment 8 above.  Validus has also revised the disclosure on pages iv, 3, 19 and 22 of the Consent Statement and on the form of BLUE consent card to clarify that all three of the Nominees could be elected to the Transatlantic Board even if only two current Transatlantic directors are removed pursuant to Proposal 4 (formerly Proposal 3).

Proposal 4 — Election of the Nominees…, page 16

10.       Please disclose all prior relationships between Validus and its nominees. We note, for instance, that all three of these nominees were also identified by Validus as potential nominees to the IPC board.

Response:  Validus has revised the disclosure on page A-6 of the Consent Statement to note that the Nominees were also identified by Validus as potential nominees to the IPC board.  Validus advises the Staff that the Consent Statement describes all other relationships between Validus and the Nominees.

11.       Please tell us what consideration you gave to attaching the nominee agreements as an annex to your solicitation statement. Please also advise whether you intend to file these agreements as exhibits to your Schedule TO.

Response:  Validus advises the Staff that Validus has included on page 21 of the Consent Statement a full and complete summary of the material terms of the nominee agreements and, therefore, Validus believes that it is not necessary to attach the nominee agreements as an annex to the Consent Statement.  Validus notes to the Staff that the filing of such agreements is not required by the terms of Schedule 14A or Schedule TO.

12.       We note that the participants reserve the right to vote for unidentified substitute nominees. Please confirm that, should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes such substitute nominees on Annex A.

Response:  Validus confirms to the Staff that, in the event it lawfully identifies or nominates substitute nominees, it will file an amended Consent Statement (or supplement thereto) containing the information noted by the Staff prior to the time that the Proposals become effective.

13.       Please disclose whether you believe that any of your nominees would qualify as an audit committee financial expert within the meaning of Item 407(d)(5)(ii) of Regulation S-K.

Response:  Validus believes that each of the Nominees has the necessary qualifications that would permit each Nominee to qualify as an audit committee financial expert within the meaning of Item 407(d)(5)(ii) of Regulation S-K and has revised the disclosure on page 20 of the Consent Statement in response to the Staff’s comment.  In addition, Validus notes to the Staff that (i) Mr. Haggis has previously been identified as an audit committee financial expert in connection with his service on the audit committee of Advantage Oil & Gas Ltd. and (ii) Mr. Wajnert has previously been identified as an audit committee financial expert in connection with his service on the audit committees of each of Reynolds American Inc, NYFIX INC. and UDR, Inc.

The Validus Exchange Offer…, page 19

14.       Please disclose the effect of the poison pill on the Validus exchange offer.

Response:  Validus respectfully notes to the Staff the disclosure on page 24 of the Consent Statement, which describes the condition to the Validus Exchange Offer in respect of the Transatlantic poison pill.  Validus has revised the disclosure on page 14 of the Consent Statement in response to the Staff’s comment in order to reference this condition.

Consent Procedures…, page 21

15.       Section 6.4(b) of the Transatlantic bylaws appears to require that you request the board of directors to fix a record date. Please tell us whether you have complied with this provision, or advise.

Response:  As of the date of this letter, Validus has not requested that the Transatlantic Board set a record date with respect to the consent solicitation.  Validus has summarized on page 25 f the Consent Statement the procedures that must be followed in order to set a record date.  Validus intends to request the Transatlantic Board set a record date in connection with the consent solicitation at an appropriate time, but has not yet determined a specific date to do so.

Other Information…, page 45

16.       We note the disclaimer that you do not take any responsibility for the disclosure concerning Transatlantic. While you may include appropriate language about the limits on the reliability of information, you may not disclaim responsibility for its accuracy.

Response:  Validus has revised the disclosure on page 49 of the Consent Statement in response to the Staff’s comment.

*  *  *  *  *

In response to the Staff’s request, the Company is also concurrently filing an acknowledgment letter from Joseph E. (Jeff) Consolino, President and Chief Financial Officer of the Company, with respect to certain matters.

Comments or questions regarding these matters may be directed to Todd E. Freed at (212) 735-3714, Stephen F. Arcano at (212) 735-3542 or Jon A. Hlafter at (212) 735-2512.

Very truly yours,

/s/ Todd E. Freed
Todd E. Freed

cc:	Robert F. Kuzloski, Esq. (Validus Holdings, Ltd.)
Stephen F. Arcano, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Jon A. Hlafter, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)